SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 28,277,855.31

Registered in the Commercial Registry Office of Lisbon and

Corporation no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, and following a communication received from Credit Suisse, Portugal Telecom, SGPS, S.A. (“PT”) hereby informs that, as a result of the disposal of 44,484,128 PT ordinary shares, through an over the counter transaction, made on 18 March 2008 by Credit Suisse Securities (Europe) Limited, a total holding of 804,169 ordinary shares representing 0.085% of the share capital and voting rights in PT are now attributed to the investment banking business of Credit Suisse.

Such holding is attributed to Credit Suisse’s investment banking business through the following entities:

- Credit Suisse International holds 55,419 ordinary shares representing 0.006% of the share capital and voting rights in PT;

- Credit Suisse Securities (USA) LLC holds 748,750 ordinary shares representing 0.079% of the share capital and voting rights in PT.

Credit Suisse has informed that Credit Suisse International, Credit Suisse Securities (Europe) Limited and Credit Suisse Securities (USA) LLC are companies that are part of the Credit Suisse’s investment banking business. Credit Suisse International is under the direct control of Credit Suisse (International) Holding AG, Credit Suisse Securities (Europe) Limited is under the direct control of Credit Suisse Investment Holdings (UK) and Credit Suisse Securities (USA) LLC is under the direct control of Credit Suisse (USA) Inc.. All these controlling companies are under the control of the Credit Suisse Group.

Lisbon, 28 March 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.